03012722

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-46139

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR - 3 2003 181 WASH, D.C. MAIL PROCESSING SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Coast Asset Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
2450 Colorado Avenue, Suite 100 East Tower
(No. and Street)

Santa Monica	**CA**	**90404**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Daysi Galo **(310) 576-3500**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

725 South Figueroa Street	**Los Angeles**	**CA**	**90017**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- x Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 1 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Christopher Petitt, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Coast Asset Securities, LLC, as of December, 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President 02-27-03

Title

Notary Public

JANET LYNN MAJICK
Commission # 1255325
Notary Public - California
Los Angeles County
My Comm. Expires Mar 3, 2004

This report** contains (check all applicable boxes):

- x (a) Facing page.
- x (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- x (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AUDITED STATEMENT OF FINANCIAL CONDITION

Coast Asset Securities, LLC

December 31, 2002

with Report of Independent Auditors

Report Pursuant to Rule 17a-5 of the
Securities and Exchange Commission and
Regulation 1.16 of the
Commodity Futures Trading Commission

Coast Asset Securities, LLC

Audited Statement of Financial Condition

December 31, 2002

Contents

Ernst & Young LLP
725 South Figueroa Street
Los Angeles, California 90017-5418

Phone: (213) 977-3200
www.ey.com

Report of Independent Auditors

The Member
Coast Asset Securities, LLC

We have audited the accompanying statement of financial condition of Coast Asset Securities, LLC (a Delaware Limited Liability Company, the Company) as of December 31, 2002. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Coast Asset Securities, LLC at December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

February 21, 2003

Coast Asset Securities, LLC

Statement of Financial Condition

December 31, 2002

Assets		
Cash and cash equivalents	$	48,572
Receivable from affiliate		10,167
	$	58,739
Liabilities and member's equity		
Accrued expenses	$	5,800
Member's equity		52,939
Total liabilities and member's equity	$	58,739

See accompanying notes.

Coast Asset Securities, LLC

Notes to Statement of Financial Condition

December 31, 2002

1. Organization

Coast Asset Securities, LLC (a Delaware limited liability company, the Company), is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company is a wholly owned subsidiary of Coast Group, LLC. The Company's only activities relate to acting as a selling agent for investment company, private placement and direct participation program securities. In addition, the Company is a registered Introducing Broker (IB) with the Commodity Futures Trading Commission and is a member of the National Futures Association. In connection with its registration as an IB, the Company has not conducted business that would require such registration. However, it may do so in the future.

2. Significant Accounting Policies

The Company uses the accrual basis of accounting. Accordingly, income and expenses are recorded as earned and incurred, respectively.

Cash and cash equivalents consist of amounts on deposit with major financial institutions and highly liquid investments with a maturity of three months or less.

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the reporting date. Actual results could differ from those estimates.

3. Income Taxes

The Company is generally not subject to federal or state income taxes and, accordingly, no provision for income taxes has been made in the accompanying financial statements. The members are required to report their proportionate share of income or loss on their individual tax returns.

4. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as defined, does not exceed 15 to 1. Summarized net capital information for the Company as of December 31, 2002, is as follows:

Net capital	$ 42,772
Required net capital	5,000
Excess net capital	$ 37,772
Ratio of aggregate indebtedness to net capital	0.14 to 1